SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

Our Ref: 22277-00002

October 31, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

06018257

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
NOV 02 2006
WASH. D.C.
186

HK1 379345v.1

[For immediate release]

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL Announces Unaudited Operational Data for the Third Quarter of 2006

(26 October 2006 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883.HK) announced today its unaudited operational statistics for the nine months ended 30 September 2006.

For the 3 quarters ended 30 September 2006, the total number of operating days for the drilling rigs was 3,437 days, representing a decrease of 44 days, or 1.3%, over that of the corresponding period in the previous year. Operating days for jack-up rigs decreased by 1.2% or 33 days over the corresponding period last year, whereas that for semi-submersibles decreased by 1.6% or 11 days when compared with the corresponding period last year. The above changes were mainly attributable to the upgrading of the jack-up rig "BH4" and semi-submersible rig "NH6", leading to an increase of 190 maintenance days compared with the corresponding period last year. The average utilization rate in terms of calendar days reached 87.7%, representing a decrease of 3.4% over the corresponding period last year. In terms of available days, average utilization rate rose 1.4% to 100%.

For its well workover business, the Company operated for 9,516 team·days, posting an increase of 53% from 6,233 team·days in the corresponding period last year. This is mainly attributable to the increase in onshore and offshore operations, in particular the increase of 1,821 team·days in the well workover operations in Indonesia.

In September 2006, jack-up drilling rig "COSL941" was towed to Beibu Gulf, South China Sea and has successfully started its first well drilling operation there. This marked the entering of the operation phase for this China-constructed drilling rig which is of international quality and advanced standard.

During the period, operating datum of well services in respect of which the Company provided logging, drilling fluids, directional drilling, cementing and well completion service were 623, 239, 166, 263 and 995 respectively. Except for drilling fluids service, which dropped by 10.5% over the corresponding period last year, growth in the other service segments made good progress with year-on-year increments of 24.1%, 17.7%, 46.9% and 12.7% respectively.

- *Cont'd* -

In September 2006, the Enhanced Logging Image System (ELIS), a latest logging system developed and fully-owned by COSL, commenced its first successful operation in Bohai.

The marine support and transportation services business of the Company operated for a total of 17,633 days during the period, posting an increase of 339 days or 1.9% over that of the corresponding period last year. The average utilization rate in terms of calendar days reached 95.0%, representing an increase of 1.8% over the corresponding period last year.

In respect of the Company's geophysical services, attributable to the increase in offshore operations, the Company's collection of 2D seismic data recorded significant growth of 36.8% over the corresponding period last year to reach 43,754km, in which data processing business decreased by 45.7%. Business development in the collection of 3D seismic data was satisfactory. The collection and processing of 3D seismic data marked substantial growth, mainly attributable to the BH511 winning the operation contract in Bohai Bay, and the official commencement of operations of the COSL718, which also led to an increase in 3D seismic data processing. The Company's collection and processing of 3D seismic data recorded marked increments of 58.7% and 119.3% respectively.

In view of the satisfactory operating data in the third quarter, Mr. Yuan Guangyu, CEO and President of COSL, said optimistically, "Under the current market conditions, we are confident that the annual performance will achieve stable improvements."

- Cont'd -

Operational Performance Overview:

Drilling Activities	As at 30 September 2006	As at 30 September 2005	Change (%)
Operating Days (Days)	**3,437**	**3,481**	**-1.3%**
Jack-up Rigs	2,779	2,812	-1.2%
Semi-submersible Rigs	658	669	-1.6%
Utilization Rate (Available Day)	**100.0%**	**98.6%**	**1.4%**
Jack-up Rigs	100.0%	99.5%	0.5%
Semi-submersible Rigs	100.0%	95.2%	4.8%
Utilization Rate (Calendar Day)	**87.7%**	**91.1%**	**-3.4%**
Jack-up Rigs	89.6%	93.6%	-4.0%
Semi-submersible Rigs	80.3%	81.7%	-1.4%
Well workover (Team·Day)	**9,516**	**6,233**	**53.0%**

Well Services	As at 30 September 2006	As at 30 September 2005	Change (%)
Logging (no. of jobs)	623	502	24.1%
Drilling Fluids (no. of wells)	239	267	-10.5%
Directional Drilling (no. of jobs)	166	141	17.7%
Cementing (no. of wells)	263	179	46.9%
Well Completion (no. of jobs)	995	883	12.7%

- Cont'd -

Marine Support and Transportation Services	As at 30 September 2006	As at 30 September 2005	Change (%)
Operating Days (Days)	**17,633**	**17,294**	**1.9%**
Standby vessels	9,967	9,845	1.2%
AHTS vessels	4,826	4,785	0.9%
PSV vessels	1,588	1,719	-7.6%
Utility vessels	1,251	945	32.4%
Vessel Utilization Rate (Available Day)	**98.9%**	**98.4%**	**0.5%**
Standby vessels	99.7%	99.2%	0.5%
AHTS vessels	98.5%	99.0%	-0.5%
PSV vessels	99.7%	99.5%	0.2%
Utility vessels	93.4%	86.8%	6.6%
Vessel Utilization Rate (Calendar Day)	**95.0%**	**93.2%**	**1.8%**
Standby vessels	96.1%	95.9%	0.2%
AHTS vessels	93.0%	92.2%	0.8%
PSV vessels	97.0%	98.9%	-1.9%
Utility vessels	91.6%	69.2%	22.4%

Geophysical Services	As at 30 September 2006	As at 30 September 2005	Change (%)
2D Seismic Data			
Data Collection (km)	43,754	31,991	36.8%
Data Processing (km)	4,497	8,279	-45.7%
3D Seismic Data			
Data Collection (km^2)	5,155	3,248	58.7%
Data Processing (km^2)	1,741	794	119.3%

- End -

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at June 30 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
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Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6752
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/
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